Mail Stop 4561

February 7, 2007

Mr. David Jeffs
Chief Executive Officer
Communicate.com, Inc.
#600 – 1100 Melville Street
Vancouver, BC V6E 4A6

>   **Re: Comunicate.com, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed January 18, 2007**
>   **File No. 0-29929**

Dear Mr. Jeffs:

We have reviewed your response letter dated February 2, 2007 and have the following additional comment.

Form 8-K filed January 18, 2007

1.   We have read your response to prior comment 1. Please confirm to us that you plan to address this reconsideration and the related conclusions in your amended filings.

    As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

    If you have any questions, please call Amanda Jaffe, Staff Accoutant, at (202) 551-3473.

                    Sincerely,

                    Kevin Woody
                    Accounting Branch Chief